1934 ACT FILE NO. 001-14714

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of January 2016

Yanzhou Coal Mining Company Limited

(Translation of Registrant’s name into English)

298 Fushan South Road

Zoucheng, Shandong Province

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Yanzhou Coal Mining Company Limited

Date	January 29, 2016	By	/s/ Zhang Baocai
		Name:	Zhang Baocai
		Title:	Director and Company Secretary

Certain statements contained in this announcement may be regarded as forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements involve inherent risks and uncertainties that may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks and uncertainties is included in the Company’s filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company’s views as of the date of this announcement. Except as required by law, the Company undertakes no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. These forward-looking statements should not be relied upon as representing the Company’s views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

YANZHOU COAL MINING COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 1171)

PROFIT ALERT FOR THE YEAR ENDED 31 DECEMBER 2015

This announcement is made pursuant to the disclosure obligations under Part XIVA of the Securities and Futures Ordinance and Rules 13.09(2)(a) and 13.10B of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

I.	Estimated Results for this Period

1.	Period of estimated results

1 January 2015 to 31 December 2015

2.	Estimated results

(1) Compared to the amount disclosed for the same period of last year

Based on the preliminary calculation made by the finance department in accordance with the Chinese accounting standards, Yanzhou Coal Mining Company Limited (the “Company”) expects that the net profit attributable to shareholders of the Company in 2015 will decrease by approximately 65% compared to the same period of last year.

(2) Compared to the amount for the same period of last year after retroactive adjustments

The Company acquired 100% equity interest in Yankuang Donghua Heavy Industry Limited in July 2015 (the “Acquisition”). For details of which, please refer to the connected transaction announcement published by the Company on 27 July 2015. In accordance with the Chinese accounting standards, the Acquisition constituted business combination under common control. Thus retroactive adjustments were made to the opening balance of the consolidated financial statements and relevant items of the compared financial statements for 2015. The Company expects that the net profit attributable to shareholders of the Company in 2015 will decrease by approximately 64% compared to the same period of last year after such retroactive adjustments.

3.	The above-mentioned estimated profit decrease has not been audited by certified public accountants.

II.	Results for the Same Period of Last Year (Calculated in accordance with the Chinese accounting standards)

1.	Net profit attributable to shareholders of the Company: RMB2.2842 billion

2.	Earnings per share: RMB0.46

III.	Main Reasons for the Estimated Profit Decrease for the Period (Calculated in accordance with the Chinese accounting standards)

1.	Due to the slowdown in growth of macro-economy, the over capacity of general coal industry and other factors, the Company’s sale price of commercial coal reduced as compared with the same period of the preceding year, resulting in a year-on-year decrease in net profit attributable to shareholders of the Company of approximately RMB2.73 billion.

2.	Due to the downturn of the coal market, the Company pre-drew the assets depreciation reserves, resulting in a decrease in net profit attributable to shareholders of the Company of approximately RMB220 million as compared with the same period of the preceding year.

3.	By implementing management measures of reducing expenditure and consumption including the “three reduction and three promotion”, the Company reduced the costs of sale of commercial coal as compared with the same period of the preceding year, resulting in a year-on-year increase in net profit attributable to shareholders of the Company of approximately RMB970 million.

4.	Through implementing measures such as repurchasing the bonds denominated in US dollars and selling the financial assets available for sale, the Company saw a year-on-year increase in net profit attributable to shareholders of the Company of approximately RMB230 million.

5.	The Company recorded revenue from long-term equity investments, resulting in a year-on-year increase in net profit attributable to shareholders of the Company of approximately RMB310 million.

Confronted with in-depth adjustments of macro-economy and coal industry, the Company will proactively response to market changes, strengthen its cost control in all aspects, expand its marketing and value-added channels, motivate its potential of value creation and accelerate the pace of industrial transition and upgrade to achieve a stable development of the Company.

IV.	Other Matters

The above-mentioned estimated data only represents preliminary calculations. Detailed and exact financial data shall be subject to the audited 2015 annual report to be issued by the Company. Investors are advised to be aware of the investment risks.

Shareholders of the Company and potential investors are advised to exercise caution when dealing in the securities of the Company.

By order of the Board
Yanzhou Coal Mining Company Limited
Chairman of the Board
Li Xiyong

Zoucheng, Shandong Province, the PRC

29 January 2016

As at the date of this announcement, the directors of the Company are Mr. Li Xiyong, Mr. Yin Mingde, Mr. Wu Yuxiang, Mr. Zhang Baocai, Mr. Wu Xiangqian and Mr. Jiang Qingquan, and the independent non-executive directors of the Company are Mr. Wang Lijie, Mr. Jia Shaohua, Mr. Wang Xiaojun and Mr. Xue Youzhi.

About the Company

For more information, please contact:

Yanzhou Coal Mining Company Limited

Zhang Baocai, Director and Company Secretary

Tel: +86 537 538 3310

Address: 298 Fushan South Road, Zoucheng, Shandong Province, 273500 PRC